Exhibit 99.1

Nevada Geothermal Power Inc. Announces General Meeting Date and Corporate Update

VANCOUVER, June 29, 2012 /CNW/ - Nevada Geothermal Power Inc. ("NGP" or the "Company") (TSXV: NGP) (OTCBB: NGLPF) announced that the date of the Annual and Special Meeting of shareholders (the "Meeting") has been set as July 24, 2012 (reset from June 29, 2012 as posted on SEDAR).  The meeting will be held at Suite 1100-840 Howe Street, Vancouver, B.C. at 10 a.m. PST.

The Company has prepared an Information Circular dated June 22, 2012 (the "Circular") in connection with the Meeting, which provides detailed information concerning the matters to be considered by shareholders at the Meeting. A copy of the Circular can be obtained from SEDAR under the Company's profile at www.sedar.com as well as on the company's website at www.nevadageothermal.com.

The Circular also contains a Report to Shareholders from the President of the Company, which provides an update on the status of certain material developments concerning the Company, including:

a) a discussion of the structure of the debt encumbering the Blue Mountain project in Nevada, and the Company's efforts to eliminate the mezzanine debt and recapitalize the Company;

b) a summary of certain steps that have been taken to reduce operating costs, including termination of the Company's registration and OTC listing in the United States, which will eliminate costs of SEC and SOX reporting requirements;

c) a proposed share consolidation that will be considered at the Meeting. The consolidation, if approved and implemented, is intended to facilitate the Company's access to equity financing, which is vital to sustain the Company;

d) re-confirmation of the Company's shareholder rights plan, which will be considered at the Meeting; and

e) an update concerning the status of certain geothermal projects, including Blue Mountain (Nevada), Crump Geyser (Oregon), New Truckhaven (California) and the Pumpernickel, North Valley and Edna projects (Nevada).

Shareholder and investors who are interested in any of the foregoing matters should review the Report to Shareholders contained in the Circular.

About Nevada Geothermal Power Inc.:
Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns leasehold interests in six properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, New Truckhaven in California, and Crump Geyser, in Oregon. These properties are at different levels of exploration and development.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions.  These statements reflect our current belief and are based upon currently available information.  Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.  We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Information Contact:
Nicole Smith
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X123
Toll Free: 866-688-0808 X123

CO: Nevada Geothermal Power Inc.

CNW 09:30e 29-JUN-12